FRANKFORT FIRST BANCORP, INC./FIRST FEDERAL SAVINGS BANK
                         JUNIOR OFFICER RECOGNITION PLAN
                                 NOTICE OF AWARD

     For service to our Company, you, ________________________, are hereby granted an award of 2,000 shares of Frankfort First Bancorp, Inc. stock. This stock will be transferred to you at a rate of _____ shares per ________________, beginning ____________________. This schedule was determined by the Board of Frankfort First Bancorp, Inc.

     You will receive dividends on all shares that have been transferred to you. Dividends on shares not yet transferred to you will accrue and will be paid to you at the time the underlying shares are transferred.

     If you voluntarily resign, retire, or are terminated for cause, you will relinquish all rights to undisbursed shares and corresponding dividends. If you die or become disabled, the remaining shares and corresponding dividends that have been awarded and vested will be granted within 30 days of your last day of service. This plan does not guarantee vesting in case of change in control of the Company.

     Shares in the plan that have not been transferred to you will be voted as directed by the Board.

     Once shares are transferred to you, you may sell, transfer, or pledge those shares as you wish, subject to SEC and Nasdaq requirements, and, assuming you remain employed by Frankfort First Bancorp, Inc. or First Federal Savings Bank, subject to the Company's Policy and Procedures for Stock Transfer for Insiders and Employees.



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Plan Participant                                              Date



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Company Officer                                               Date